Cygnus Capital, Inc.

Rebuttal Slides

to

Ashford Hospitality Trust, Inc. ("AHT") Investor Presentation dated September 23, 2020

AHT Claim: "History … Suggests Full Recovery Will Take 4+ Years"

Response: In China, where COVID is generally under control, occupancy rates fully recovered in less than a year.



Source: STR

If History is a Guide, Cap Rates Are Likely to Recover to Historical Levels

U.S. HOTEL | OVERVIEW CONT.

FIGURE 56: U.S. HOTEL CBD - FULL SERVICE CAP RATES, H1 2019 - TIER I & II METROS



Source: CBRE Research, Q2 2019. Data for stabilized acquisitions. Notes: data is subject to historical revisions. Markets represent metropolitan areas. For larger metros, tier designation is based on the U.S. Census Bureau's combined statistical area (CSA) definitions. Note that MSAs retain the same tier designation as the CSA to which they belong. See tier methodology for further explanation.

FIGURE 57: U.S. HOTEL CBD - HISTORICAL CAP RATES BY HOTEL TYPE



Source: CBRE Research, Q2 2019. Data for stabilized acquisitions. Note: data is subject to historical revisions.

FIGURE 58: U.S. HOTEL CBD - HISTORICAL CLASS A FULL-SERVICE CAP RATES BY TIER



Source: CBRE Research, Q2 2019. Data for stabilized acquisitions. Note: data is subject to historical revisions.

AHT Claim: **"Alternatives have been thoroughly evaluated"**

Response:

- Management has <u>not</u> meaningfully disclosed their efforts to fully evaluate other strategic or financing alternatives.

- Management appears singularly focused on eliminating AHT's preferred stock.

- Based on our diligence, other strategic or financing alternatives are available. There is time to fully explore options that preserves value for common stockholders.

- Due to inherent conflicts of interest between AINC and AHT, the Independent Directors of AHT should hire an <u>independent</u> third-party advisor to vet alternatives, not rely on management of AINC or AINC's advisors.

AHT Claim: "Failure to complete the Exchange Offers could further imperil the value of the common shares."

Response:

➤ In AHT's own words, "If NOI recovers and portfolio cap rates improve from 10% to 7% over the next 3-4 years, more than $1.6 billion in value could be recovered on remaining assets."

➤ **We agree, although we believe the recovery is likely to be quicker than 3-4 years.**

➤ **WE WANT THIS VALUE TO GO TO EXISTING COMMON STOCKHOLDERS** – not new common stockholders who converted their preferred stock through AHT's ill-advised exchange offers, while common stockholders are diluted by ~94%.

According to CBRE, in some submarkets, where AHT has meaningful exposure, such as Boston or Washington, DC, cap rates in 2019 were below 7%. Assuming an eventual recovery to 2019 levels on AHT's remaining portfolio, **there is significant equity value in the common stock if cap rates recover to historical levels**.

Recovery Scenarios at Different Cap Rates					TODAY [2]
		HISTORICAL RANGE OF CAP RATES [1]			
Cap Rates		6.5%	7.5%	8.5%	10.0%
Implied Property Value	$	5,830,769,231	$ 5,053,333,333	$ 4,458,823,529	$ 3,790,000,000
Less Property Level Debt	$	(3,700,000,000)	$ (3,700,000,000)	$(3,700,000,000)	$ (3,700,000,000)
Net Value	$	2,130,769,231	$ 1,353,333,333	$ 758,823,529	$ 90,000,000
Plus Other Assets	$	417,000,000	$ 417,000,000	$ 417,000,000	$ 417,000,000
Less Other Liabilities	$	(245,000,000)	$ (245,000,000)	$ (245,000,000)	$ (245,000,000)
Less Preferreds	$	(586,000,000)	$ (586,000,000)	$ (586,000,000)	$ (586,000,000)
Total Equity Value	$	1,716,769,231	$ 939,333,333	$ 344,823,529	$ (324,000,000)
Per Common Share Value	$	**131.46**	$ **71.93**	$ **26.41**	$ **(24.91)**

Source: [1] Cygnus Capital estimates; [2] AHT investor presentation

AHT Claim: "Liquidity Remains a Concern"

Response: In AHT's own presentation, AHT acknowledges **potentially $0** operating shortfalls and monthly cash needs of $17 million for debt service (assuming the inability to obtain additional forbearance agreements), G&A and advisory fees.

➢ There was $274 million in liquidity[1] as of June 30, 2020. **AHT should still have sufficient cash to cover its monthly needs for many more quarters without the need to undertake this highly dilutive transaction**.

➢ The preferred dividends can continue to be deferred until the operating performance of the assets improve. Preferred stockholders can be paid out at par ($25) in the future when the industry recovers.

➢ The independent directors of AHT should fully explore alternative short term financings (if they are truly needed).

➢ We believe the hospitality industry is recovering. There is no need for this dilution.

[1] $165 million of cash, $95 million of restricted cash and $13 million due from third party managers.

Vote <u>AGAINST</u> All Proposals At Upcoming Special Meeting

- Common stockholders should vote **AGAINST** all proposals at the upcoming special meeting of stockholders scheduled for October 6, 2020

- If you already voted FOR the special meeting proposals, a later dated vote will revoke your prior voting instructions

- A vote Against the special meeting proposals will prevent the consummation of the exchange offers of all series of preferred stock into common stock, which if consummated would dilute common stockholders by ~94%

Cygnus Capital, Inc.

3060 Peachtree Road, Suite 1080

Atlanta, GA 30303

(404) 465-3685

cswann@cygnuscapital.com

Disclaimer

- This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Cygnus Capital, Inc. ("Cygnus Capital") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Cygnus Capital, and are based on publicly available information with respect to Ashford Hospitality Trust, Inc. (the "Issuer"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Issuer with the Securities and Exchange Commission ("SEC"), and other sources. Cygnus Capital has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Cygnus Capital and any third party or parties by virtue of furnishing this presentation. Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements. Cygnus Capital shall not be responsible or have any liability for any misinformation contained in any third party SEC filing or third party report relied upon in good faith by Cygnus Capital that is incorporated into this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Cygnus Capital believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security. Cygnus Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Cygnus Capital disclaims any obligation to update the information contained herein. Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

- Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Cygnus Capital is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Cygnus Capital.

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